DELAWARE POOLED TRUST

Registration No. 811-06322
FORM N-SAR
Semiannual Period Ended April 30, 2016

SUB-ITEM 77C: Matters submitted to a vote of security holders

On November 19, 2015, the Board of Trustees responsible for The International Equity Portfolio (the "Target Fund"), a series of Delaware Pooled? Trust, approved an Agreement and Plan of Reorganization (the ?Plan?) providing for the reorganization of the Target Fund with and into the Mondrian International Equity Fund (the ?Acquiring Fund?), a series of the Gallery Trust, which is managed by Mondrian Investment Partners Limited, the current sub-advisor of the Reorganizing Fund.

A Special Meeting of Shareholders of the Delaware Pooled Trust was held on March 11, 2016 to approve a Plan between Delaware Pooled Trust, on behalf of the Target Fund and the Acquiring Fund that provides for: (a) the acquisition of all of the assets and assumption of all of the liabilities of the Target Fund by the Acquiring Fund in exchange for shares of the Acquiring Fund; (b) the distribution of such shares to the shareholders of the Target Fund; and (c) the liquidation and termination of the Target Fund.

The following proposal was submitted for a vote of the shareholders:

1 To approve an Agreement and Plan of Reorganization between Delaware Pooled Trust, on behalf of The International Equity Portfolio (the ?Target Fund?) and Gallery Trust, on behalf of the Mondrian International Equity Fund (the ?Acquiring Fund?) that provides for: (a) the acquisition of all of the assets and assumption of all of the liabilities of the Target Fund by the Acquiring Fund in exchange for shares of the Acquiring Fund; (b) the distribution of such shares to the shareholders of the Target Fund; and (c) the liquidation and termination of the Target Fund.

A quorum of shares outstanding of the Target Fund was present, and the votes passed with the required majority of those shares. The results were as follows:

Shares Voted For 16,769,627.933
Percentage of Outstanding Shares 65.185%
Percentage of Shares Voted 99.949%

Shares Voted Against 0.000
Percentage of Outstanding Shares 0.000%
Percentage of Shares Voted 0.000%

Shares Abstained 8,719.004
Percentage of Outstanding Shares 0.034%
Percentage of Shares Voted 0.051%

On March 14, 2016, The International Equity Portfolio reorganized into Mondrian International Equity Fund.

SUB-ITEM 77D: Policies with respect to security investments

On November 19, 2015, the Board of Trustees of the Delaware Pooled Trust (the ?Registrant?) approved the use of short sales for The Core Plus Fixed Income Portfolio and The High-Yield Bond Portfolio. These changes became effective January 24, 2016. This information is herein incorporated by reference to the supplements dated November 25, 2015 to the Registrant?s prospectus dated February 27, 2015, as filed with the Securities and Exchange Commission (SEC Accession Nos. 0001137439-15-000232 and 0001137439-15-000234).

SUB-ITEM 77P: Information required to be filed pursuant to existing exemptive orders

The Focus Smid-Cap Growth Equity and The Select 20 Growth Portfolios (Portfolios), each a series of Delaware Pooled Trust (Registrant) and Delaware Management Company, a series of Delaware Management Business Trust (Manager) have received an exemptive order from the U.S. Securities and Exchange Commission that permits the Manager, with the approval of the Board of Trustees of the Registrant, to appoint and replace sub-advisors, enter into sub-advisory agreements, and materially amend sub-advisory agreements on behalf of the Portfolios without shareholder approval (Manager of Managers Structure). The Portfolios? Manager of Managers Structure was established on May 27, 2016, and the changes are incorporated herein by reference to the supplement dated May 27, 2016 to the Portfolios? prospectus dated February 26, 2016, as filed with the Securities and Exchange Commission (SEC Accession No. 0001609006-16-000440).
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